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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                               MICROGRAFX, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   595077108
        _______________________________________________________________
                                (CUSIP Number)

                           Plevier Beleggingen B.V.
                            Roemer Visscherplein 19
                               2106 AG Heemstede
                                The Netherlands
                                +31 23 5248 484
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 5, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 595077108                                         Page 2 of 21 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        The Lake Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        The Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                1,193,100
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                1,193,100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,193,100
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         9.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 595077108                                         Page 3 of 21 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        The Ocean Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        The Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                1,356,800
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                1,356,800
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                1,356,800
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                10.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
                PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 595077108                                         Page 4 of 21 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        Plevier Beleggingen B.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        The Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                2,984,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                2,984,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        2,984,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
        [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         22.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         IA
------------------------------------------------------------------------------

CUSIP NO. 595077108                                         Page 5 of 21 Pages


     This Schedule 13D relates to beneficial ownership previously reported on
Schedule 13G (Amendment No. 2, dated November 24, 1999), and is filed pursuant to Section 240.13d-1(f) of the Regulations promulgated under the Act as a result of the beneficial ownership held by the Reporting Persons (as defined herein) equaling or exceeding 20% of a class of equity securities.

Item 1.    Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.01 ("Common Stock"), of Micrografx, Inc., a Texas corporation ("Micrografx"). The principal executive offices of Micrografx are located at 8144 Walnut Hill Lane, Suite 1050, Dallas, Texas 75231.

Item 2.    Identity and Background

     This statement is being filed on behalf of the following persons and entities (the "Reporting Persons"), whose business addresses are indicated below:

                                 The Lake Fund
                            Roemer Visscherplein 19
                               2106 AG Heemstede
                                The Netherlands

                                 The Ocean Fund
                            Roemer Visscherplein 19
                               2106 AG Heemstede
                                The Netherlands

                            Plevier Beleggingen B.V.
                            Roemer Visscherplein 19
                               2106 AG Heemstede
                                The Netherlands

     The Lake Fund and The Ocean Fund are Netherlands partnerships which invest in securities of various issuers. Plevier Beleggingen B.V. ("Plevier Beleggingen") is a Netherlands corporation, the principal business of which is to act as general manager of various investment partnerships. Plevier Beleggingen is the general manager of The Lake Fund and The Ocean Fund.

     None of the Reporting Persons, nor to the best of their knowledge, any executive officer or director of Plevier Beleggingen, has during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 595077108                                         Page 6 of 21 Pages


Item 3.    Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.    Purpose of the Transaction

     The securities covered by this Schedule 13D were originally acquired for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of Common Stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Subject to their obligations under the Proxy and Voting Agreement described in the following paragraph, the Reporting Persons also reserve the right to dispose of some or all of their shares of Common Stock in the open market, in privately negotiated transactions to third parties or otherwise. Except as described in the following paragraph, none of the Reporting Persons has any plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     On July 16, 2001, Micrografx, Corel Corporation ("Corel") and Calgary I Acquisition Corp., a wholly-owned subsidiary of Corel ("Calgary"), executed and delivered a definitive Merger Agreement (herein so called) whereby Micrografx would merge with Calgary and become a wholly-owned subsidiary of Corel. The structure of the proposed transaction is set forth in the Merger Agreement filed as Exhibit C to the Schedule 13D dated July 26, 2001, of Corel and incorporated herein by reference. In connection with the execution and delivery of the Merger Agreement, Corel, Calgary, Micrografx and the Reporting Persons (along with other shareholders of Micrografx) executed and delivered that certain Proxy and Voting Agreement (herein so called) dated as of July 16, 2001. The following is a summary of certain provisions of the Proxy and Voting Agreement and the Irrevocable Proxy ("Proxy") attached to the Proxy and Voting Agreement as Exhibit A thereto, and is qualified in its entirety by the form of Proxy and Voting Agreement filed as Exhibit 1 hereto and incorporated herein by reference. Pursuant to the Proxy and Voting Agreement, each Reporting Person agreed that, until the Expiration Date (as defined herein), it would not: (a) assign, sell, pledge, hypothecate or otherwise transfer or dispose of any shares of Common Stock or shares of Series A Convertible Preferred Stock, par value $0.01 per share, in Micrografx ("Series A Preferred Stock") (the Common Stock and the Series A Preferred Stock are collectively referred to as "Micrografx Stock") owned of record and/or beneficially owned by such Reporting Person, or any other securities of Micrografx with respect to which such Reporting Person otherwise has the right to vote, or any interest therein; (b) deposit any of such shares or securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto (except as contemplated by the Proxy and Voting Agreement); or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect transfer or disposition of any shares of Micrografx Stock. Each Reporting Person further agreed, with respect to those shares of Micrografx Stock or other securities of Micrografx that such Reporting Person either owns for voting at the meeting of shareholders of Micrografx to be held for the purpose of voting on the adoption of the Merger Agreement (the "Micrografx Shareholders' Meeting") or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting or with respect to which such Reporting Person otherwise controls the vote, to vote or cause to be voted such

CUSIP NO. 595077108                                         Page 7 of 21 Pages


shares (or execute written consents with respect to such shares): (i) to approve the Merger Agreement and the transactions contemplated thereby; (ii) against any Alternative Proposal (as defined in the Proxy and Voting Agreement); and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement. Concurrently with the execution and delivery of the Proxy and Voting Agreement, each Reporting Person executed and delivered to Corel a Proxy, so as to vote the shares of Micrografx Stock set forth therein in accordance with the foregoing. The terms of the Proxy expire upon approval by the requisite vote of the shareholders of Micrografx at the Micrografx Shareholders' Meeting or at any adjournment thereof of the adoption of the Merger Agreement or upon the earlier termination of the Merger Agreement in accordance with the provisions thereof (the "Expiration Date"). Each Reporting Person further agreed that any shares of Micrografx Stock that such Reporting Person purchases or with respect to which such Reporting Person otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Act) after the execution of the Proxy and Voting Agreement and prior to the Expiration Date will be subject to the terms and conditions of the Proxy and Voting Agreement to the same extent as if they constituted Micrografx Stock. Each Reporting Person agreed that, prior to the Closing Date, it would not, and would use best efforts to cause such Reporting Person's affiliates and representatives not to: (x) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Alternative Proposal, or engage in any negotiations concerning, or provide any confidential information or otherwise facilitate any effort or attempt to make or implement, any Alternative Proposal; or (y) become a member of a "group" (as such term is used in Section 13(d) of the Act) with respect to any voting securities of Micrografx with respect to an Alternative Proposal. Each Reporting Person agreed to promptly notify Corel and Micrografx if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with, such Reporting Person (or its affiliates or representatives). If the transactions contemplated by the Merger Agreement are approved by the shareholders of Micrografx, the consummation thereof would result in the disposition of securities of Micrografx, an extraordinary corporate transaction, the transfer of a material amount of assets of Micrografx by operation of law, a change in the present board of directors and management of Micrografx, changes in the charter and bylaws of Micrografx, a class of securities of Micrografx ceasing to be quoted in an inter-dealer quotation system of a registered national securities association, and a class of equity securities of Micrografx becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.    Interest in Securities of the Issuer

     The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 2,984,000 shares of the outstanding Common Stock (22.0% of the shares of such class of securities deemed outstanding pursuant to Rule 13d-3 under the Act) as of the date hereof. With respect to such beneficial ownership as of the date hereof, (i) The Ocean Fund holds 350,000 shares of Series A Preferred Stock, which are convertible into 525,000 shares of Common Stock, (ii) The Lake Fund has been granted a warrant to purchase 20,000 shares of Common Stock, and (iii) Plevier Beleggingen holds 70,000 shares of Series A Preferred Stock, which are convertible

CUSIP NO. 595077108                                         Page 8 of 21 Pages


into 105,000 shares of Common Stock. No transactions in shares of Common Stock were effected by any Reporting Person during the 60 days prior to the filing of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to that certain Stock Purchase Agreement (herein so called) dated September 5, 2000 among Micrografx and the Purchasers (as defined therein), an aggregate of 420,000 shares of Series A Preferred Stock was acquired by Reporting Persons. The Stock Purchase Agreement is incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K of Micrografx with respect to the fiscal year ended June 30, 2000 (the "Micrografx Form 10-K").
The rights and preferences of the Series A Preferred Stock are set forth in the Statement of Resolution Establishing Series of Preferred Stock (the "Statement of Resolution"), which is incorporated herein by reference to Exhibit 3.3 of the Micrografx Form 10-K. The Statement of Resolution was amended by an Amendment thereto which is incorporated herein by reference to Exhibit 3 to the Quarterly Report on Form 10-Q of Micrografx for the quarter ended December 31, 2000 (the "Micrografx Q1 Form 10-Q").

     Pursuant to a Convertible Promissory Note dated January 12, 2001, The Ocean Fund advanced $200,000 to Micrografx. Such promissory note is convertible into securities of Micrografx. The form of Convertible Promissory Note is incorporated herein by reference to Exhibit 10 to the Micrografx Q1 Form 10-Q. Such form of Convertible Promissory Note was amended by an Amendment the form of which is incorporated herein by reference to Exhibit 10 to the Quarterly Report on Form 10-Q of Micrografx for the quarter ended March 31, 2001. In connection with the advance of The Ocean Fund, Micrografx issued a warrant to The Ocean Fund which is convertible into 20,000 shares of Common Stock.

     See Item 4 with respect to the Proxy and Voting Agreement, the form of which is attached hereto as Exhibit 1 and incorporated herein by reference, and the form of Proxy attached thereto as Exhibit A.

Item 7.    Material to be Filed as Exhibits

Exhibit 1  Form of Proxy and Voting Agreement.

Exhibit 2 Joint Filing Agreement dated June 26, 2001, among The Lake Fund, The Ocean Fund and Plevier Beleggingen.

CUSIP NO. 595077108                                         Page 9 of 21 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  July 26, 2001


                              THE LAKE FUND

                              By: /s/ O. Heijn
                                  ------------
                                  General Partner


                              THE OCEAN FUND

                              By:   /s/ O. Heijn
                                    ------------
                                  General Partner


                              PLEVIER BELEGGINGEN B.V.

                              By: /s/ O. Heijn
                                  ------------
                                  Managing Director

CUSIP NO. 595077108                                         Page 10 of 21 Pages


                               INDEX TO EXHIBITS


EXHIBIT NUMBER        DESCRIPTION
--------------        -----------

Exhibit 1             Form of Proxy and Voting Agreement.

Exhibit 2 Joint Filing Agreement dated June 26, 2001, among The Lake Fund, The Ocean Fund and Plevier Beleggingen.